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                            March 17, 2021

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks 040, LLC
       497 Broome Street
       New York, NY 10013

                                                        Re: Masterworks 040,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed January 25,
2021
                                                            File No. 024-11423

       Dear Mr. Goldstein:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amended Offering Statement filed on March 1, 2021

       General

   1.                                                   Please add disclosure
regarding Masterworks    qualification rights that have been added as
                                                        Section 8.20 of your
LLC Agreement.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Joshua Goldstein
Masterworks 040, LLC
March 17, 2021
Page 2

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Robert Shapiro at (202) 551-3273 or Angela Lumley at
(202) 551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-3222
with any other questions.



                                                           Sincerely,
FirstName LastNameJoshua Goldstein
                                                           Division of
Corporation Finance
Comapany NameMasterworks 040, LLC
                                                           Office of Trade &
Services
March 17, 2021 Page 2
cc:       Laura Anthony, Esq.
FirstName LastName